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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           --------------------
                              SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                              AMENDMENT NO. 1


                          Beazer Homes USA, Inc.
                             (Name of Issuer)

                          Beazer Homes USA, Inc.
                   (Name of Person(s) Filing Statement)

         Series A Cumulative Convertible Exchangeable Preferred Stock
                      (Title of Class of Securities)

                                   07556Q
                   (CUSIP Number of Class of Securities)

                              Ian J. McCarthy
                   President and Chief Executive Officer
                          Beazer Homes USA, Inc.
                       5775 Peachtree Dunwoody Road
                                Suite B-200
                          Atlanta, Georgia 30342
                              (404) 250-3420

 (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                 Copy to:
                        William F. Schwitter, Esq.
                   Paul, Hastings, Janofsky & Walker LLP
                              399 Park Avenue
                         New York, New York 10022
                              (212) 318-6000

                             February 17, 1999
   (Date Tender Offer First Published, Sent or Given to Securityholders)

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         Beazer Homes USA, Inc. hereby amends and supplements its statements on Schedule 13E-4 filed with the Securities and Exchange Commission on February 17, 1999.

Item 8.  Additional Information

         Item 8(e) is amended by adding the following paragraph:

         The Enhancement Offer expired at 5:00 pm, New York City time, on March 17, 1999. Pursuant to this offer, holders of 1,032,360 shares of Preferred Stock converted their shares into approximately 1,355,000 shares of Common Stock. The Company has paid $774,270 in cash enhancements in conjunction with these conversions. The Company announced the final results of the Enhancement Offer and other privately negotiated transactions in a press release dated March 18, 1999, which is attached hereto as Exhibit a
(4a), and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

         The information set forth in Item 9 of the Schedule 13E-4 is hereby amended and supplemented by the following:

         (a)(4) Press Release dated March 18, 1999.

                                        Exhibit Index
                                        -------------
          Exhibit
          Number                        Description
          -------                       -----------

          (a) (4a)                      Press Release dated March 18, 1999





                           SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 1999                     BEAZER HOMES USA, INC.


                                          /s/ Ian J. McCarthy
                                          ---------------------------
                                          Ian J. McCarthy
                                          President and Chief Executive Officer


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Exhibit (a) (4)

                                                          PRESS RELEASE
                                                          -------------
                                                          FOR IMMEDIATE RELEASE


         BEAZER HOMES USA, INC. ANNOUNCES EXPIRATION OF CASH ENHANCEMENT OFFER


         ATLANTA, GEORGIA, March 18, 1999 -- Beazer Homes USA, Inc. (NYSE:BZH and BZH.pra) announced today the expiration of its cash enhancement offer (the "Enhancement Offer") for holders of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Under the Enhancement Offer, holders of the Preferred Stock were able to receive a cash payment of $0.75 per share upon conversion of their shares into the Company's common stock (the "Common Stock") prior to 5:00 PM New York City time on March 17, 1999.

         Based on preliminary results at the time of expiration, holders of 1,497,760 shares of Preferred Stock (approximately 75% of the originally outstanding issue) had converted their shares into approximately 1,966,000 shares of Common Stock pursuant to the Enhancement Offer and previously announced, privately negotiated transactions. The Company has paid $1.1 million in cash enhancements in conjunction with these conversions. The Company now has approximately 502,000 shares of Preferred Stock and 8,254,000 shares of Common Stock outstanding.

         Beazer Homes USA, Inc., based in Atlanta, Georgia, is one of the country's ten largest single family homebuilders, with operations in Arizona, California, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, South Carolina, Tennessee, Texas and Virginia.

Contact: David S. Weiss
         Executive Vice President and Chief Financial Officer
         (404)250-3420